UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

16 November 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@bsi.co.il

Blue Square Announces Appointment of Chairman of the Board of
Directors and change of Directors

        ROSH HAAYIN, Israel, November 16, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that the Board of Directors has appointed Mr. David Wiessman, as the Chairman of the Board of Directors of Blue Square, as of November 15, 2005.

It was further announced by Blue Square today that Mr. Avraham Meron has ended his position as a director in Blue Square’s Board of Directors, effective November 15, 2005. Mr. Meron has served as a director from June 2003.

Blue Square expresses its appreciation and Thanks to Mr. Meron for his contribution to Blue Square.

The Board of Directors of Blue Square appointed Mr. Shaul Gliksberg, as a Director to the Board of Directors, as of November 15, 2005.

Mr. Shaul Gliksberg is a C.P.A., he is currently Senior Vice President Finance of Africa Israel Investments Ltd. He served as the Chief Financial Officer of Tnuva Food Industries Ltd., Israel’s largest food company, and as a director of subsidiaries and affiliates of Tnuva Food Industries Ltd. He is also Chairman of the Board of Directors of Peanuts and Cotton Marketing Co., Kol Rega Radio Ltd., TTT Communications Ltd. and Hassadeh ve Matah Ltd. Mr. Gliksberg holds a B.A. degree in Accounting and Economics from Bar-Ilan University and M.B.A. in Business Administration (specification in finance and marketing) from Tel-Aviv University.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 168 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.